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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52258

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: River Capital Markets, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 W. Long Lake Road
(No. and Street)

Bloomfield Hills (City) Michigan (State) 48304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Feldman 248-433-3170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rehmann Robson
(Name – *if individual, state last, first, middle name*)

901 Wilshire Drive, Suite 400 (Address) Troy (City) Michigan (State) 48084 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Feldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of River Capital Markets, L.L.C., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

SHERI L. DENNIS
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Mar 20, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) An independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP
An Independent Member of Baker Tilly International

February 14, 2005

Mr. Michael Feldman
River Capital Markets, L.L.C.
121 W. Long Lake Road
Bloomfield Hills, MI 48304

Dear Mr. Feldman:

We have performed the procedures enumerated below, which were agreed to by the management of River Capital Markets, L.L.C., solely to assist you with respect to your compliance with the independent review requirements of the Patriot Act regarding your Anti-Money Laundering ("AML") Program as of December 31, 2004. River Capital Markets L.L.C.'s (the Company) management is responsible for compliance with the Anti-Money Laundering provisions of the Patriot Act. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. The Company does not maintain "Senior Management Approval" forms, as Michael Feldman is the sole manager of the Company and authorizes/initiates all activity.

2. Reviewed deposit tickets for the year January 1, 2004 - December 31, 2004 for both the general checking account and the Morgan Stanley account. Noted that each deposit ticket had evidences of review for no currency transactions, and that wire transfers were properly evidenced.

3. Read the Company's "Money Laundering Prevention/Bank Secrecy Act" document.

4. Compared the Company's Money Laundering Prevention/ Bank Secrecy Act document with the recommended format provided by the National Association of Securities Dealers (NASD) noting that all major captions covered by the NASD document were included in the Company's document.

901 Wilshire Drive, Suite 400 ◦ Troy, MI 48084 ◦ 248.362.3600 ◦ Fax 248.362.4707 ◦ www.rehmann.com

5. The Company does not hold accounts for its clients, therefore the "Account Registration Form" was not utilized. Management is aware of the requirements of this form should the need arise.

6. Discussed the Company's anti-money laundering procedures with Mr. Michael Feldman, sole manager for River Capital Markets, L.L.C. The following is based on our discussion with Mr. Feldman:

   - The Company performs a comprehensive financial analysis for most of its customers before beginning an engagement. The detailed financial information gathered as part of that process is the primary control that insures that the Company understands who the customer is.

   - The Company does not accept cash or cash equivalents.

   - Mr. Feldman updated the money laundering procedures May of 2004.

7. Inquired of Mr. Michael Feldman as to the existence of the following items, which are addressed the Company's Anti- Money Laundering document. Mr. Feldman stated that there have been no:

   - Reports made by the Company to Fin CEN
   - Suspicious Activity Reports (SAR) filed
   - Currency Transaction Reports (CTR) filed
   - Currency and Monetary Instrument Transportation Reports (CMIR) filed
   - Foreign Bank and Financial Accounts Reports (FBAR) filed
   - Transfers of $3,000 or more under the joint and travel rule
   - Frozen customer accounts
   - Communications with other financial institutions (sharing of information) regarding customer accounts.
   - Non-United States Customers; foreign or offshore entity accounts; institutional accounts; hedge funds; investment funds and other intermediary relationships; private equity funds
   - Accounts located in high-risk or non-cooperative jurisdictions
   - Accounts with Senior Foreign Government/Public Officials
   - Foreign correspondent accounts and Foreign shell banks
   - Emergency notification to the Government by telephone.

8. Reviewed client files, noting that the files appeared to include sufficient documentation that the Company reviewed customer information to permit the Company to adequately understand "who the customer is".

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion on the River Capital Markets, L.L.C. Anti-Money Laundering procedures. Accordingly, we do not express an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and us of management of River Capital Markets, L.L.C. and appropriate regulatory bodies in connection with their compliance with the Patriot Act of 2004 and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,

Rehmann Robson

REHMANN ROBSON

H:\2004\RIVCAP\DOCS\AML REPORT.doc

RIVER CAPITAL MARKETS, L.L.C.

TABLE OF CONTENTS

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP
An Independent Member of Baker Tilly International

Independent Auditors' Report

Board of Directors
River Capital Markets, L.L.C.
Troy, Michigan

We have audited the accompanying statement of financial condition of **RIVER CAPITAL MARKETS, L.L.C.** as of December 31, 2004, and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RIVER CAPITAL MARKETS, L.L.C.** at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Net Capital Calculation (G) on page 8 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

REHMANN ROBSON

Troy, Michigan
January 24, 2005

901 Wilshire Drive, Suite 400 • Troy, MI 48084 • 248.362.3600 • Fax 248.362.4707 • www.rehmann.com

RIVER CAPITAL MARKETS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash		$ 6,687
Money market funds		72,838
Investments - municipal bonds		175,000
Interest receivable		126
Total current assets		254,651
Office equipment - at cost	$ 7,432	
Computer equipment - at cost	6,925	
	14,357	
Less accumulated depreciation	3,977	10,380
		$ 265,031

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable	$ 954
Accrued expenses	9,286
Total liabilities	10,240
MEMBERS' EQUITY	254,791
	$ 265,031

The accompanying notes are an integral part of the financial statements.

RIVER CAPITAL MARKETS, L.L.C.
INCOME STATEMENT
YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Retainer fees	$ 75,000
Success fees	375,000
Consulting fees	8,000
Interest and dividend income	1,625
Total revenues	459,625
OPERATING EXPENSES	97,522
NET INCOME	$ 362,103

The accompanying notes are an integral part of the financal statements.

RIVER CAPITAL MARKETS, L.L.C.
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

BALANCE - DECEMBER 31, 2003	$ 22,512
MEMBER WITHDRAWALS	(129,824)
NET INCOME	362,103
BALANCE - DECEMBER 31, 2004	$ 254,791

The accompanying notes are an integral part of the financial statements.

RIVER CAPITAL MARKETS, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOW FROM OPERATING ACTIVITIES:		
Cash received from customers	$ 458,000	
Cash paid to suppliers	(84,135)	
Interest and dividends received	1,499	
Net cash from operating activities		$ 375,364
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchases of equipment	(9,414)	
Purchases of investments - municipal bonds	(175,000)	
Net cash to investing activities		(184,414)
CASH FLOW FROM FINANCING ACTIVITIES -		
Members' withdrawals		(129,824)
INCREASE IN CASH AND CASH EQUIVALENTS		61,126
CASH AND CASH EQUIVALENTS		
BALANCE - December 31, 2003		18,399
BALANCE - December 31, 2004		$ 79,525

RECONCILIATION OF NET INCOME TO NET CASH FROM OPERATING ACTIVITIES

NET INCOME	$ 362,103
Adjustment to reconcile net income to net cash from operating activities:	
Depreciation	2,404
Loss on asset disposal	2,061
Changes in assets and liabilities which increase (decrease) cash flow:	
Interest receivable	(126)
Accounts payable	(364)
Accrued expenses	9,286
NET CASH FROM OPERATING ACTIVITIES	$ 375,364

The accompaning notes are an integral part of the financial statements.

RIVER CAPITAL MARKETS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL:		
Total member's equity qualified for net capital	$	254,791
Add allowable credits		-
Total capital and allowable credits		254,791
Deduct non-allowable assets - other		10,380
Net capital before haircuts on securities positions		244,411
Less haircuts on securities positions		4,957
Net capital	$	239,454
AGGREGATE INDEBTEDNESS -		
Items included in statement of financial condition		
Accounts payable	$	10,240
Total aggregate indebtedness	$	10,240
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of):		
Company (6.67% of total aggregate indebtedness)	$	683
Broker-dealer		5,000
Total	$	5,683
EXCESS NET CAPITAL	$	234,454
EXCESS NET CAPITAL AT 1000%	$	238,430
RATIO - AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.1 TO 1.0
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31) -		
Net capital, as reported in Company's Part IIA FOCUS report	$	240,207
Net capital per above		239,454
Difference - Accounts payable adjustment	$	753

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of River Capital Markets, L.L.C. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization

River Capital Markets, L.L.C. (the Company), was organized May 20, 1997 as a limited liability company under the laws of the State of Michigan. The Company is a registered securities broker/dealer. The Company does not carry customer accounts or hold securities.

Revenue and Expense Recognition

The Company utilizes the accrual basis of accounting in which revenues and expenses are recorded in the period earned or incurred, rather than when received or paid, respectively.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes commercial checking accounts and brokerage money market accounts.

Depreciation

The Company uses the straight-line balance method of depreciation for office equipment and furniture and fixtures over useful lives of five to seven years.

Income Taxes

The Company is a Limited Liability Company. Accordingly, no provision for income taxes has been made on these financial statements. All profits and losses are taxed on the members' tax returns.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE 2 - NET CAPITAL:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. At December 31, 2004, the Company's net capital was $244,411, minimum required net capital is $5,000 and the ratio of the Company's aggregate indebtedness to the Company's net capital is approximately 4.1 to 1.0.

NOTE 3 - OPERATING LEASE:

The Company has a lease agreement for their offices. The lease is on a month-to-month basis. The payments are classified as rent expense. The lease requires payments of $2,000 per month. For the year ended December 31, 2004, the amount of rent paid was $4,000.

Independent Auditors' Report on Internal Control

To the Board of Directors
River Capital Markets, L.L.C.
Bloomfield Hills, Michigan

In planning and performing our audit of the financial statements of **RIVER CAPITAL MARKETS, L.L.C.** (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

901 Wilshire Drive, Suite 400 • Troy, MI 48084 • 248.362.3600 • Fax 248.362.4707 • www.rehmann.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matters involving the accounting system and control procedures that we considered to be a material weakness as defined above:

- The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit tests to be applied in our audit of the financial statements, and this report on such conditions does not modify our opinion dated January 24, 2005, on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the matters noted in the second preceding paragraph, the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

Rehmann Robson

REHMANN ROBSON

Troy, Michigan
January 24, 2005